FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

AMS HOMECARE INC. (File #000-50109)

1360 Cliveden Avenue, Delta, B.C., V3M 6K2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to  the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                    AMS HOMECARE INC.

(Registrant)

Date: July 11, 2005

                                                                                                                                                     By:

                                                                                                                                                    "Harj Gill"

 Harj Gill

              Its:       CEO

(Title)

1360 Cliveden Ave
Delta, BC
V3M 6K2
Canada

FOR IMMEDIATE RELEASE

AMS Homecare Acquires TOTALtrak, Inc. Technology Distribution Rights

Vancouver,B.C., July 11, 2005 – AMS Homecare (OTCBB:AHCKF) announced today that it has acquired exclusive distribution rights to sell TOTALtrak, Inc.’s  product line to the healthcare industry in Canada.  In addition, AMS will have the first right of refusal to acquire the exclusive distribution rights to sell TOTALtrak’s product line to the healthcare industry in the United States.

AMS Homecare is a leading national provider of mobility products, durable medical products and patient monitoring technology to the aging North American population. “The distribution rights allows the company to continue to assemble a range of monitoring assets to further enhance and expand our IER Systems Division,” states Harj Gill, CEO of AMS.

TOTALtrak (www.totaltrakusa.com) is a high-tech Asset Management Company headquartered in Tampa, Florida, utilizing state-of-the-art radio frequency identification (RFID) and patent pending multiple range identification (MRID) technologies, global positioning technologies and advanced programming to create TOTAL Asset Management Systems. “Our exclusive multiple range identification systems transmit multiple codes from a single tag which identifies the presence, identity, distance and direction of the tagged asset or individual,” states Dwayne Martins, CEO of TOTALtrak.

AMS recently announced that it has entered into a binding agreement with Wireless 2000 of Burnaby, British Columbia (www.wireless2000.com) to acquire the exclusive distribution rights to distribute certain of its patent pending Ultra Wide Band technology products into the healthcare, residential elder care, medical offices and hospital markets in North America.

Founded in 1989, AMS Homecare is a successful purveyor of mobility equipment, durable and disposable medical products and patient monitoring technology that is recognized for its innovation, quality and style.  With a base of 300-plus dealer customers in Canada, the company is moving forward to strengthen its foundation and to build an organization capable of serving the independence needs of the aging populations in Canada and the United States.  More information is available at (www.amshomecare.com).

For further information contact:

Daryl Hixt, AMS Homecare

Corporate Communication

604-273-5173 ext. 121

ir@amshomecare.com

Safe Harbor Statement: Statements contained in this fact sheet relating to AMS Homecare that are not historical facts are “forward-looking” under the Private Securities Litigation Reform Act. Forward-looking statements are subject to risks and uncertainties, including, but not limited to: the company’s ability to maintain strong relationships with its primary supplier and key dealers; the effects of competition from companies with greater resources; changes in manufacturers’ distribution channels; fluctuations in foreign currency; the level of government reimbursement for users as well as other government regulations; the company’s ability to retain key personnel; and, its ability to secure financing, notably to support its expansion into the U.S. market. These risks and uncertainties and others are enumerated in the company’s most current filed Annual and Interim Reports and could cause actual results to differ materially from those projected or implied in the forward-looking statements. Except for the company's continuing obligation to disclose material information under federal securities law, it is not obligated to update its forward-looking statements.